UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13G

                            -------------------------

                    INFORMATION TO BE INCLUDED IN STATEMENTS
          FILED PURSUANT TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS
                      THERETO FILED PURSUANT TO RULE 13D-2

                              AFTERSOFT GROUP, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    00210T102
                                 (CUSIP NUMBER)

                                  JUNE 12, 2009
              (DATE OF EVENT WHICH REQUIRES FILING THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1 (b)
[ X ]   Rule 13d-1 (c)
[   ]   Rule 13d-1 (d)

CUSIP NO. 00210T102                  13G                     Page 2 of 11 Pages

 1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
    Little Wing, L.P., 13-3778596

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a)  [   ]
    (b)  [ X ]

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware


NUMBER                    5.     SOLE VOTING POWER: 0
OF SHARES
BENEFICIALLY              6.     SHARED VOTING POWER: 0*
OWNED
BY EACH                   7.     SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH               8.     SHARED DISPOSITIVE POWER: 0*

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    0*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
    [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
    0%

12. TYPE OF REPORTING PERSON:
    PN

* 357,292 warrants were sold on July 28, 2009, 20,000 shares were sold on June 12, 2009, 105,057 shares were transferred to Millennium Partners on August 26, 2009, and 5,494,161 shares were transferred to BBE Group Holdings LLC on September 8, 2009.

CUSIP NO. 00210T102                  13G                     Page 3 of 11 Pages


 1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
    Quilcap Corp., 13-3780878

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) [   ]
    (b) [ X ]

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION:
    Delaware


NUMBER                    5.     SOLE VOTING POWER: 0
OF SHARES
BENEFICIALLY              6.     SHARED VOTING POWER: 0*
OWNED
BY EACH                   7.     SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH               8.     SHARED DISPOSITIVE POWER: 0*

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    0*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
    [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
    0%

12. TYPE OF REPORTING PERSON:
    CO

* 357,292 warrants were sold on July 28, 2009, Little Wing, L.P. transferred 105,057 shares to Millennium Partners on August 26, 2009, and 5,494,161 shares to BBE Group Holdings LLC on September 8, 2009. Quilcap Corp. is the general partner of Little Wing, L.P.

CUSIP NO. 00210T102                  13G                     Page 4 of 11 Pages

 1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
    Tradewinds Fund, Ltd.

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
    (a)  [   ]
    (b)  [ X ]

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION:
    British Virgin Islands


NUMBER                    5.     SOLE VOTING POWER: 0
OF SHARES
BENEFICIALLY              6.     SHARED VOTING POWER: 0*
OWNED
BY EACH                   7.     SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH               8.     SHARED DISPOSITIVE POWER: 0*

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    0*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
    [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
    0%

12. TYPE OF REPORTING PERSON*:
    CO

* 59,375 warrants were sold on July 28, 2009, 1,147 shares were sold on June 18, 2009, 100 shares were sold on July 1, 2009, 30,000 shares were sold on July 27, 2009 and 450,309 shares were sold on August 11, 2009

CUSIP NO. 00210T102                  13G                     Page 5 of 11 Pages

 1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
    Quilcap Management, LLC, 20-5125035

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
    (a)  [   ]
    (b)  [ X ]

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION:
    Delaware

NUMBER                    5.     SOLE VOTING POWER: 0
OF SHARES
BENEFICIALLY              6.     SHARED VOTING POWER: 0*
OWNED
BY EACH                   7.     SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH               8.     SHARED DISPOSITIVE POWER: 0*

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    0*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
    [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
    0%

12. TYPE OF REPORTING PERSON*:
    CO

* Little Wing, L.P. transferred 105,057 shares to Millennium Partners on August 26, 2009, and 5,494,161 shares to BBE Group Holdings LLC on September 8, 2009. Quilcap Management, LLC is the investment manager of Little Wing, L.P. Tradewinds Fund, Ltd. sold 1,147 shares on June 18, 2009, 100 shares on July 1, 2009, 30,000 shares, on July 27, 2009 and 450,309 shares on August 11, 2009.
Quilcap Management, LLC is the investment manager of Tradewinds Fund, Ltd.

CUSIP NO. 00210T102                  13G                     Page 6 of 11 Pages


 1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
    Parker Quillen

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a)  [   ]
    (b)  [ X ]

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION:
    United States


NUMBER                    5.     SOLE VOTING POWER: 26,058
OF SHARES
BENEFICIALLY              6.     SHARED VOTING POWER: 5,494,161*
OWNED
BY EACH                   7.     SOLE DISPOSITIVE POWER: 26,058
REPORTING
PERSON WITH               8.     SHARED DISPOSITIVE POWER: 5,494,161*

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    5,520,219

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
    [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
    6.6%**

12. TYPE OF REPORTING PERSON:
    IN

* Such shares are owned directly by BBE Group Holdings LLC, of which each of Parker Quillen and Whitney Quillen is a director/trustee and each has voting and disposition power over these shares.

**Based on 83,498,874 Common Shares outstanding as reported by the Company in its annual report on Form 10-K for the year ended June 30, 2009 filed with the Securities and Exchange Commission on September 25, 2009.

CUSIP NO. 00210T102                  13G                     Page 7 of 11 Pages

ITEM 1 (a)  NAME OF ISSUER:
            Aftersoft Group, Inc.

ITEM 1 (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            Second Floor, 9 Lower Bridge Street, Chester, UK CH1 1RS

ITEM 2 (a)  NAME OF PERSON FILING:
            Little Wing, L.P. ("Little Wing")
            Quilcap Corp. ("Quilcap Corp.")
            Tradewinds Fund Ltd. ("Tradewinds")
            Quilcap Management, LLC ("Quilcap")
            Parker Quillen

ITEM 2 (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Little Wing, L.P.
            c/o Quilcap Corp.
            145 East 57th Street, 10th Floor
            New York, NY 10022

            Quilcap Corp.
            145 East 57th Street, 10th Floor
            New York, NY 10022

            Tradewinds Fund Ltd.
            c/o Quilcap Management LLC
            145 East 57th Street, 10th Floor
            New York, NY 10022

            Quilcap Management LLC
            145 East 57th Street, 10th Floor
            New York, NY 10022

CUSIP NO. 00210T102                  13G                     Page 8 of 11 Pages

            Parker Quillen
            c/o Quilcap Corp.
            145 East 57th Street, 10th Floor
            New York, NY 10022

ITEM 2 (c)  CITIZENSHIP:
            Little Wing is a limited partnership organized under the laws of the State of Delaware. Tradewinds is a corporation organized under the laws of the British Virgin Islands. Quilcap Corp. is a corporation organized under the laws of the State of Delaware. Quilcap Management LLC is a Delaware limited liability company. Parker Quillen is a citizen of the United States. BBE is a Delaware limited liability company. Whitney Quillen is a citizen of the United States.

ITEM 2 (d)  TITLE OF CLASS OF SECURITIES:
            Common Stock, par value $0.0001 per share (the "Common Shares")

ITEM 2 (e)  CUSIP NUMBER:
            00210T102

ITEM (3)    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) or
            (C), CHECK WHETHER THE PERSON FILING IS A:

            (a)   (   )  Broker or Dealer registered under Section 15 of the
                         Securities Exchange Act of 1934 (the "Act")
            (b)   (   )  Bank as defined in Section 3(a)(6) of the Act
            (c)   (   )  Insurance Company as defined in Section 3(a)(19) of
                         the Act
            (d)   (   )  Investment Company registered under Section 8 of the
                         Investment Company Act of 1940
            (e)   (   )  An investment adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E);
            (f)   (   )  An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);
            (g)   (   )  A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G);
            (h)   (   )  A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act;
            (i)   (   )  A church plan that is excluded from the  definition of
                         an investment  company under Section  3(c)(14) of
                         the Investment Company Act;
            (j)   (   )  A Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ X ]

CUSIP NO. 00210T102                  13G                     Page 9 of 11 Pages

ITEM 4.   OWNERSHIP

            (a) Amount Beneficially Owned:
                5,523,309 shares of common stock

            (b) Percentage of Class:

                  6.6% (based on 83,498,874 Common Shares as reported by the Company in its annual report on Form 10-K for the year ended June 30, 2009 filed with the Securities and Exchange Commission on September 25, 2009).

            (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: Parker
                      Quillen has sole power to vote or direct the vote of 26,058 shares;

(ii)             (ii) shared power to vote or to direct the vote: Parker
                      Quillen is a director/ trustee of BBE Group
                      Holdings LLC and as such share power to vote or direct the vote of 5,494,161 shares;

                (iii) sole power to dispose or to direct the disposition
                      of : Parker Quillen has sole power to dispose or direct the disposition of 26,058 shares;; and

                 (iv) shared power to dispose or to direct the
                      disposition of: Parker Quillen and Whitney
                      Quillen are each a director/ trustee of BBE Group Holdings LLC and as such share power to dispose or direct the disposition of 5,494,161 shares

                  Parker Quillen is a director and trustee of BBE Group Holdings LLC and as such has the shared power to vote and dispose of the shares owned by BBE Group Holdings LLC.

                  Mr. Parker Quillen is the President of Quilcap Corp., which is the general partner of Little Wing, L.P. and was the sole managing member of Quilcap Management, LLC, the investment manager of Little Wing, L.P. and Tradewinds Funds, Ltd.

CUSIP NO. 00210T102                  13G                     Page 10 of 11 Pages

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          Little Wing, L.P., Tradewinds Funds, Ltd, Quilcap Corp and Quilcap Management, LLC no longer own any shares of the Issuer's stock. Parker Quillen, due to his role as trustee of BBE Group Holdings LLC continues to beneficially own in excess of 5% of the outstanding securities of the Issuer.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          The former group consisting of Little Wing, L.P., Tradewinds Funds, Ltd, Quilcap Corp, Quilcap Management, LLC and Parker Quillen have ceased to exist and only Parker Quillen through his role as trustee and director of BBE Holdings LLC continues to hold any securities of the Issuer.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 00210T102                  13G                     Page 11 of 11 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2009

LITTLE WING, L.P.                         QUILCAP CORP.

By:    QUILCAP CORP.                      By: /S/PARKER QUILLEN
       -------------------------          --------------------------
General Partner                           Parker Quillen, President

By: /S/PARKER QUILLEN                     QUILCAP MANAGEMENT, LLC
--------------------------------          --------------------------
Parker Quillen, President                 By: /S/ PARKER QUILLEN
                                          Sole Managing Member

TRADEWINDS FUND LTD.
By:    Quilcap Management, LLC            /S/ PARKER QUILLEN
--------------------------------          --------------------------
                                          Parker Quillen
By:/S/PARKER QUILLEN
    ----------------------------
Parker Quillen, Sole Managing Member